1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	July 27 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION – ACQUISITION OF YANKUANG

DONGHUA HEAVY INDUSTRY CO., LTD.

ACQUISITION OF DONGHUA HEAVY INDUSTRY

On 27 July 2015, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire from Yankuang Group 100% of the equity interest in Donghua Heavy Industry held by Yankuang Group with a consideration of RMB676,045,800.

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Donghua Heavy Industry, Donghua Heavy Industry is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Equity Transfer Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

ACQUISITION OF DONGHUA HEAVY INDUSTRY

1.	Introduction

On 27 July 2015, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire from Yankuang Group 100% of the equity interest in Donghua Heavy Industry held by Yankuang Group with a consideration of RMB676,045,800.

2.	Equity Transfer Agreement

Date

27 July 2015

Parties

(1)	The Company; and

(2)	Yankuang Group.

Equity Transfer

Pursuant to the Equity Transfer Agreement, the Company agreed to acquire from Yankuang Group 100% of the equity interest in Donghua Heavy Industry held by Yankuang Group with a consideration of RMB676,045,800.

Audited financial information of Donghua Heavy Industry for the year 2013 and 2014 and the unaudited financial information for the first half of 2015 is as follows:

		Unit: RMB ‘0000

	31 December 2013 (audited)	31 December 2014 (audited)	30 June 2015 (unaudited)
Total Assets	145,103.20	236,200.74	206,291.20
Net Assets	41,598.83	43,134.16	45,028.96

	Year 2013 (audited)	Year 2014 (audited)	Year 2015 - January to June (unaudited)
Operating Income	179,402.57	139,085.43	59,722.22
Gross Profit (before tax)	4,982.40	-3,042.93	854.88
Net Profit (after tax)	5,001.36	-1,906.26	854.88

Pricing

Consideration for the Acquisition is determined on the basis of the valuation value by a qualified valuation institution required by the State-owned Assets Supervision and Administration Department for confirmation of the transaction. Accordingly, the consideration for the Acquisition is RMB676,045,800. As the Valuation Date was 31 December 2014, taking into account the results of operation of Donghua Heavy Industry for January to June 2015, consideration for the Acquisition is RMB8,548,800 or 1.28% higher than the valuation value of RMB667,497,000. The valuation of Donghua Heavy Industry by the relevant valuation institution was procedurally compliant and with appropriate assumptions and parameters. Consideration for the Acquisition was determined on the basis of the valuation using the asset-base method and taking into account results of operation from the Valuation Date to the Completion Date of Donghua Heavy Industry.

Conditions Precedent

The Equity Transfer Agreement shall be valid upon signing and affixing the official seals of all parties, and shall become effective after (i) obtaining the approval from the regulatory institution on the Equity Transfer Agreement; (ii) the regulatory institution filing the relevant valuation results; (iii) the board of directors of Yankuang Group giving approval and (iv) the Board giving approval.

Payment

The Company should on the Completion Date pay to the designated bank account of Yankuang Group by way of a one-off cash payment an amount which is equal to the consideration of the Acquisition.

3.	Reasons and Benefits for Entering into the Equity Transfer Agreement

The Acquisition is beneficial in promoting the transformation and upgrading of the mechanical and electrical equipment manufacturing industry and achieving the integration of operation of the core business of coal operation and mine mechanical and electrical equipment, and could also facilitate the reduction of connected transactions between the Company and Yankuang Group.

The Directors (including independent non-executive Directors) consider that the Equity Transfer Agreement is entered into on normal or better commercial terms in the ordinary and usual course of business of the Group, the terms of the Equity Transfer Agreement and the transactions contemplated thereunder are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

4.	Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Donghua Heavy Industry, Donghua Heavy Industry is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Equity Transfer Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios in respect of the Equity Transfer Agreement calculated in accordance with the Hong Kong Listing Rules exceed 0.1% but is less than 5%, the Equity Transfer Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules, but are exempted from the independent shareholders’ approval requirements.

General

The Equity Transfer Agreement and the transactions contemplated thereunder were approved at the ninth meeting of the sixth session of the Board held on 27 July 2015. At the aforesaid Board meeting, Mr. Li Xiyong, a director of the Company, being also a director of Yankuang Group, is regarded as having a material interest in the aforesaid connected transaction. Therefore, Mr. Li Xiyong has abstained from voting at the meeting of the Board convened for the purpose of approving such transaction. Save as disclosed above, none of the Directors has a material interest in such transaction.

Information of the Parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminum, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Information of the Target Company

Donghua Heavy Industry is principally engaged in mining, design, manufacturing, installation, maintenance and sales of mechanical and electrical equipment and accessories, etc.

In January 2013, Yankuang Group through its wholly-owned subsidiary Yankuang Donghua Group Co., Ltd., solely set up Donghua Heavy Industry with a registered capital of RMB50,000,000. In July 2015, 100% of the equity interest of Donghua Heavy Industry was transferred to Yankuang Group. As such, there was no original acquisition cost of the assets to the connected person.

Donghua Heavy Industry has 5 subsidiaries and 3 branches whose details are listed below:

	Name of Company	Registered Capital	Principal Business
Subsidiaries	Yankuang Group Mainland Machinery Co., Ltd. ( )	RMB50,000,000	Manufacturing and sales of specialist equipment for the mining and coal industry; manufacturing, sales, installation, repair of machinery, electrical equipment and accessories etc.
	Yankuang Group Tang Cun Industrial Co., Ltd. ( )	RMB51,000,000

Manufacturing and sales of rubber conveyor belt and raw materials, rubber and plastic products, cotton fibre products, plastic pipes, cables, chemical products, metal products; processing and sales of mechanical parts and paper products

	Yankuang Group Zoucheng Jinming Mechanical and Electrical Co., Ltd. ( )	RMB50,000,000

Manufacturing, installation and maintenance of mechanical and electrical equipment, mining accessories, mine supporting materials; manufacturing, installation and maintenance of equipment and accessories of mining, mining wash and transportation; manufacturing of electrical control systems, combination switches, mining man cars, electrical accessories, loaders and mining chains

	Yankuang Group Zoucheng Jintong Rubber Co., Ltd. ( )	RMB6,600,000	Assembling of high, medium and low pressure rubber hoses; manufacturing, sales and export of rubber products; repair of mechanical appliance, etc.
	Yanzhou Eastern Electromechanical Co., Ltd. ( )	USD2,400,000

Manufacturing and sales of high and low voltage explosion-proof electrical appliances, coal mines specialist products such as mine signal equipment, automated monitoring devices, high and low voltage switchgears, electric drive control devices and uninterruptible power supply systems

Branch companies	Yankuang Donghua Heavy Industry Co., Ltd. Mechanical and Electrical Equipment Manufacturing Branch ( )	Manufacturing, installation, maintenance and sales of mining equipment, electrical equipment, hydraulic support, belt conveyor, mining equipment with an inert gas generator, etc.
	Yankuang Donghua Heavy Industry Co., Ltd. Integrated Machinery Manufacturing and Maintenance Branch ( )	Manufacturing, installation, maintenance and sales of mining equipment, electrical equipment, hydraulic support, belt conveyor, mining equipment with an inert gas generator, etc.
	Yankuang Donghua Heavy Industry Co., Ltd. Digging Equipment Manufacturing Branch ( )	Designing, manufacturing, installation, maintenance and sales of mining equipment and mechanical and electrical equipment

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“Acquisition”	the transfer of the Target Interest by Yankuang Group to the Company pursuant to and under the terms of the Equity Transfer Agreement and the Company accepting such transfer pursuant to and under the terms of the Equity Transfer Agreement;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Completion Date”	the date on which all the conditions precedent in the Equity Transfer Agreement have been satisfied;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Donghua Heavy Industry” or “Target Company”	Yankuang Donghua Heavy Industry Limited, a limited liability company incorporated in the PRC, is a wholly-owned subsidiary of Yankuang Group as at the date of this announcement;

“Equity Transfer Agreement”	the “Equity Transfer Agreement between Yankuang Group Corporation Limited and Yancoal Mining Company Limited in relation to 100% of the Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd.” entered into between the Company and Yankuang Group on 27 July 2015;

“Group”	the Company and its subsidiaries;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Target Interest”	the 100% equity interest in Donghua Heavy Industry held by Yankuang Group;

“USD”	US dollars, the lawful currency of the United States of America;

“Valuation Date”	the date listed as the date of valuation in the valuation report which serves as the basis for the equity transfer under the Equity Transfer Agreement, i.e. 31 December 2014;

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“%”	Percentage

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 July 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC